August 7, 2024

Bradley Kreger
Chief Executive Officer
Velo3D, Inc.
2710 Lakeview Court
Fremont, California 9453

       Re: Velo3D, Inc.
           Registration Statement on Form S-3
           Filed July 30, 2024
           File No. 333-281108
Dear Bradley Kreger:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Matthew Crispino at 202-551-3456 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology